The Problem

Social sites today are filled with cyber bullies, Stalkers, creeps, trolls, political fights, fake news stories and drama.

This will increase your stress levels, produce anxiety, and creates depression. This fosters a feeling of being isolated, and less connected.

Social sites are designed to bring people together; instead they are pushing people further apart.







OUR SOLUTIONS

Stress-free social site- An internet oasis, free of bullying, stalking, trolls, political arguments, creeps and fake news stories. Millions of members from around the world who want to connect, leave all worries behind, and live life to the fullest.

Shared positive experience- Our media team will go throughout the world and upload thousands of photos, videos and stories of festivals, nightlife, traveling, and exploring- the things that make you happy.

Membership perks- Through festival sponsorships and partnerships, we can help our members get better access to the most epic social scenes on the planet.





BEACHMONKEY.COM

WHO WE ARE

beachmonkey.com: a social site and media outlet that allows people who love to party, attend big festivals, travel and explore to connect with similar people from around the world.

OUR COMPANY STRUCTURE

Beachmonkey.com- Our social site aims to maximize user interaction, block trolls and stalkers, and help users meet people from all over the globe. Members can post and share photos/videos safely and privately.

Beachmonkey Media- The in-house team of photographers, videographers and writers will cover 1000's of events each week. We can provide training, access, and booking support. We will eventually provide resources for our team to deliver more creative content, such as films or photo-documentaries. This will very effectively increase our membership numbers. It will also give us non-user generated content.

Beachmonkey Presents- The main goal will be to help enhance our members social life by promoting, producing and marketing events. This will help you gain better access,and help the festivals build a better show. This will help support this industry worldwide and push our brand into more markets. We can also help local nightlife communities fight restrictive laws or zoning.



OUR TARGET MARKET/STATS

18-45
AGE RANGE

LOVES NIGHTLIFE
UPWARDLY MOBILE WITH
DISPOSABLE INCOME

**LOVES USING
SOCIAL MEDIA**

2 / $166
NIGHTS OUT / MONEY SPENT
PER WEEK

150+
PHOTOGRAPHERS

WEBSITE STATS

500,000
MEMBERS

100,000
FOLLOWERS ON SOCIAL MEDIA
INSTAGRAM*TWITTER*FACEBOOK

10
PAGE VIEWS / VISIT

5.6
ALBUM VIEWS / VISIT

50+
MARKETS GLOBALLY

THIS IS HOW WE WILL MAKE MONEY.

Premium membership Fees-
Members will pay an annual premium for a verified profile, status upgrades, and other perks.

Photo Sponsorships- Local and global brands pay premium dollars to put their logo on our photos in our featured albums.

Advertising-Targeted ad spaces that are perfect for small and medium companies.

Event invite blasts- We will build a large database of nightlife lovers. Promoters and venues will pay money to invite them to their events.

Lifestyle marketing- We offer product placement in our visual media for companies that fit our branding.



FAST GROWTH

Our marketing program, platform and company processes are designed to build a membership base and client list fast. We can be in over 1,000 markets worldwide that we allow us to build our membership numbers exponentially.



HOW OUR MARKETING WORKS

Photography Marketing- We add quality photographers to our team in every target market. Those photographers go out and shoot in local clubs, bars and festivals. The people they shoot come to the website and have to join to see their photo. Once on the site, they begin to interact and invite others to join.

Event Sponsorships- We will partner with specific events to offer our marketing and photography services. We can also entice all of the people attending that event to join our site, gaining thousands of new members.

Social Media Blasts- Our goal is to build our social media followers to at least 1 million combined (instagram/ twitter/facebook/snapchat). This will enable us get more people to join our site and also help attract companies, artists and media outlets to our brand. Our new site will make posting our content on social media easier for members and our staff.

Internship Program- A portion of our base of members will come from the college market. There are colleges that our located in small cities with no nightlife. We can establish a brand ambassador program where local college students can develop targeted marketing programs to get people to join the site.

MARKET POTENTIAL

Every city in the world has a social scene. Millions of Bars, clubs, Bands, DJs, promoters, and events.

All social scenes work the same. They want unique methods to market to a larger group of people so they have more customers in their businesses.

Targeting- We have identified over 1,000 markets globally that could support our methods of marketing.

Profit Potential- Our goal 100 million members. We aim to make (through our premium services) between $1-$5 per user. This correlates between $100-$500 million annually.



CURRENT TRACTION

WE HAVE HAD EXPLOSIVE GROWTH!



Membership Growth

Markets- We are currently in 50 markets in 15 countries globally. Our media teams in those areas is ready to go as soon as funding becomes available. We have almost 500,000 members and 100,000 followers in our social media.

Sales- We have two companies that are sponsoring our photos in two markets. We launched our ad space and featured events platform. Even though we lacked a full time sales staff, we still reached our minimum sales goals in our test markets.

Membership/client base- Our brand is recognized in many markets around the world, and we have thousands of local and national clients who hire us to shoot their events. 90% of these clients have not been offered any of our premium advertising and marketing features yet. We are well known by many of the top music artists and large festivals.

Photography Team- We receive over 100-200 photography team applications per month from cities all over the world. We currently have 150 photographers and when we get funding, we can add an additional 10-20 photographers per week.

OUR CLIENTS.

A LIST OF A FEW OF OUR MANY CURRENT CLIENTS.

















OTHERS...

ULTRA MUSIC FESTIVAL
BOUNCE MUSIC FESTIVAL
BEYOND WONDERLAND
IDENTITY FESTIVAL SPRING
AWAKENING MUSIC
FESTIVAL

NORTH COAST MUSIC
FESTIVAL
SUMMER SET MUSIC &
CAMPING FESTIVAL
DONNIE DISCO EVENTS
SUGAR SOCIETY EVENTS

PAINT DROP
GLOWFEST
TAYLOR J BURT PROMOTIONS
NOMAD PRODUCTIONS
GLOBAL GROOVE PRODUCTIONS
+ THOUSANDS OF OTHERS.

WHAT OUR CLIENTS SAY...

Putting our logos on their photos is one of our best marketing tactics.
-Frankie Day, Blu Premium Drink

Their photography team makes our events look amazing!
-Señor Frog's

They really helped put us into the college market.
Monroe Baldwin, Myrtle Beach Tours

THE COMPETITION

The large social networks

Facebook is the largest and most used social site in the world. 68% of all US adults online use this site. People love being able to share photos/videos/updates with many people at once. Users' also love to see what their friends are doing with just an easy click of a button. 66% of people get their news from social media. Facebook makes money by selling ad space, and selling users private information and "likes" to 3rd parties. It makes about $12 per user in revenue.

Twitter is the second largest social site and 21% of all US adults have an account. It is extremely popular internationally. People like being able to post short updates about their lives and read verified celebrity tweets. It sells ad space for revenue.

Instagram is a popular photo/video posting phone app. 28% of the US population use instagram. Users love being able to share photos and videos without having to read a lot of text filled messages. It allows them to be creative and look at new trends. It also acts as a real-time photo-journal of their lives.

Snapchat is another popular photo/video sharing app. The shared content is only seen by friends of the user and disappears forever after a time period. Snapchat was ranked the third most popular social app among millennials. Its appeal is that it is a simple app to use, it keeps your postings private, and it lets you have fun by using various filters and add-ons.

The biggest weaknesses of the above networks are their inability to combat fake news postings (nearly 75% of posted articles are fake), internet trolls and millions of fake accounts. Some users are getting sexually harassed by stalkers. The largest segment of the population joining social sites is people 65+. The aging demographic makes the initial adapters want to find alternatives away from the judgmental eyes of relatives or co-workers. All the sites rely on user-generated content. If people stop posting, the site ceases to make any money.

TEAM

MICHAEL LUCZAJ CEO
Received his BA from The Ohio State University. For 8 years, he worked for a Fortune 500 company in sales and marketing, where he was quickly promoted to a senior management position. He started shooting festivals and clubs in 2007 and quickly became a social scene icon. Armed with a background in sales/marketing, and extensive knowledge of the nightlife/nightlife photography, he started beachmonkey.com in 2008. He has since grown the company from nothing to almost 200 photographers today. He has personally brought on board a number of large clients, such as Life in Color, Blu Energy Drink, Electric Festival, Senor Frogs and Myrtle Beach Tours. Michael has photographed and is personally known by numerous top DJs and artists and is recognized as one of the top nightlife photographers in the world.

MICKEY WEEMS- EDITOR
Dr. Weems received his BA from Berea College, KY. He later went on to join the Marines. After his stint in the military, he became an ocean lifeguard. During the next 20 years, he would receive his first MA at the University of Hawaii-Manoa (in Honolulu, HI), get a certificate of studies from Aish haTorah in Jerusalem, Israel, receive a second MA, and finally his PhD, both at Ohio State University. Dr. Weem's love for social life is deep, and his writing skills are well documented. He has traveled to almost every continent in the world, and has a great love for people and cultures. Dr. Weems has published his first book and is working on a second. His numerous articles can be found in many different publications.

150+ PHOTOGRAPHERS.
Our power is in our global media team. Our nightlife photographers are some of the best in the business and are ready to recruit and train others. They know how to shoot and market the brand name very effectively.

WHAT IS CROWD EQUITY FUNDING?

Under new rules, everyone can now invest into startups (not just the super wealthly). For as little as $100, you can own part of beachmonkey.com and help in its growth.



FUND WHAT YOU LOVE

Support the things you care about. Start ups will no longer be under the thumb of out-of-touch people on Wall Street.

We can be more innovative while also being socially responsible.

You now have the right to invest in a company you think highly of and that shares your values.

OFFERING DETAILS

Minimum investment   **$100**

WHAT THE MONEY WILL BE USED FOR

- New website and phone apps
- Hiring of support staff
- Marketing campaign after launch of new site
- Sponsoring and producing events



WHY INVEST?

1. We know how to make money.
2. Our marketing programs can add members and traffic fast.
3. We already have a large following.
4. High level investors get VIP and backstage access to sponsored festivals and events.
5. You can be one of the first investors in a possible future successful company.
6. Help build and promote an amazing company from the ground up.
7. Support what you love.
8. Potential great return on your investment.

MORE BENEFITS TO BEING AN INVESTOR



ALL INVESTORS

- Priority access at sponsored events
- Exclusive website/app features

$10,000 OR MORE INVESTMENT

- Go with our CEO to an event. He will personally photograph you, introduce you to people, and get you amazing access.

$5,000 INVESTMENT

- One of our team members will shoot you and your friends for two hours while you go out on the town.

$1,000 INVESTMENT

- VIP pass to a sponsored event
- Priority access at sponsored events

OUR MISSION

- 100 million members who love nightlife
- 100,000's of perks given out to members
- 1000's events covered globally each week
- 100's of festivals sponsored each year
- 1 great company to bring it all together



YOUR VISION

Imagine being on the ground floor of a new social site trend, and a new online movement.

You can tell everyone that you were a part of this. With your help, we will build this from the ground up. We will produce something new and unique that you can be proud to be a part of.



OUR
VISION

We are dedicated to making the world a more peaceful place by connecting people of diverse cultures through dance and festival. We believe that dancing is a universal language understood by everyone. When we dance together, we generate joy for all to share. Differences between people are forgotten for a moment. The more connected people feel toward one another, the less likely they are to commit violent acts against others of different nations, religions, or cultures. In our own small but important way, we ensure the survival of our species, and have fun doing it.

- **<u>Troll free Social site</u>**- An internet oasis, free of bullying, stalking, fake news, political arguments, creeps.
- **<u>Shared positive experiences-</u>** Our media team and our members from across the globe will upload thousands of photos, videos and stories of festivals, nightlife, traveling and exploring-the things that make you happy.
- **<u>Membership perks-</u>** We will reward good behavior by giving our members better access to our sponsored events and help them into the most epic social scenes on the planet. Designed for the person who loves the nightlife, goes to festivals, travels and explores- The site will be specifically for people who don't sit at home but go out and experience life. It will help them met real people from all over the world who are just like them.

- **Premium membership fees**- Just like going to a club, there will be different levels of membership fees. Everything from basic to VIP. Each upgrade gives the member more perks and advantages.
- **Photo sponsorships**- Brands will pay to put their logo on photos and videos featured in our staff galleries.
- **Advertising**- Ad space that is targeted to our demographic by small to large companies.
- **Event invite blasts**- We will build a massive database of nightlife and festival lovers. Promoters and venues would love to invite them to their events.
- **Lifestyle marketing**- We can offer product placement in our visual media. This is great natural branding and perfect for social media marketing.

We are dedicated to making the world a more peaceful place by connecting people of diverse cultures through dance and festival. We believe that dancing is a universal language understood by everyone. When we dance together, we generate joy for all to share. Differences between people are forgotten for a moment. The more connected people feel toward one another, the less likely they are to commit violent acts against others of different nations, religions, or cultures. In our own small but important way, we ensure the survival of our species, and have fun doing it.